Exhibit 99.1

press release

ArcelorMittal publishes convening notice for its Annual General Meeting and Extraordinary General Meeting of shareholders

4 April 2022, 08:00 CET

ArcelorMittal (the ‘Company’) announces the publication of the convening notice for its Annual General Meeting and Extraordinary General Meeting of shareholders (the ‘General Meetings’), which will be held on Wednesday 4 May 2022 at 15.00 CET.

In view of the Covid-19 outbreak, ArcelorMittal is taking precautionary measures to limit exposure for its employees, shareholders and other stakeholders. The Company’s Board of Directors has therefore decided to hold this year’s General Meetings without a physical presence, as permitted under Luxembourg law. Arrangements have therefore been made to provide shareholders with the opportunity to vote electronically and by proxy voting.

The ArcelorMittal shareholders entitled to vote at the General Meetings will be those who are shareholders on the record date of 20 April 2022 at midnight (24:00 hours CET) (the ‘Record Date’).

The Company will also provide the opportunity for a virtual questions and answers (‘Q&A’) session for shareholders subject to prior registration. This virtual Q&A session will take place at 14.00 CET on 4 May 2022. All details to register and participate can be found in the convening notice.

The convening notice, the Annual Report 2021, the Form 20F 2021, the voting forms and all other meeting documentation will be available on ArcelorMittal’s website www.arcelormittal.com under Investors – Equity investors – Shareholders events – AGM – General Meetings of shareholders, 4 May 2022. Shareholders may obtain, free of charge, a copy of the Annual Report 2021 (in English), by emailing privateinvestors@arcelormittal.com.

ENDS

About ArcelorMittal

ArcelorMittal is the world’s leading steel and mining company, with a presence in 60 countries and primary steelmaking facilities in 16 countries. In 2021, ArcelorMittal had revenues of $76.6 billion and crude steel production of 69.1 million metric tonnes, while iron ore production reached 50.9 million metric tonnes.

Our goal is to help build a better world with smarter steels. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/

Contact information ArcelorMittal Investor Relations

General	+44 20 7543 1128
Retail	+44 20 3214 2893
SRI	+44 20 3214 2801
Bonds/Credit	+33 171 921 026
E-mail	investor.relations@arcelormittal.com

Contact information ArcelorMittal Corporate Communications

Paul Weigh
Tel:	+44 20 3214 2419
E-mail:	press@arcelormittal.com